ATNA RESOURCES LTD.

CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2005 and 2004
(Expressed in Canadian dollars)

D E V I S S E R G R A Y
CHARTERED ACCOUNTANTS

401 - 905 West Pender Street
Vancouver, BC Canada
V6C 1L6

Tel: (604) 687-5447
Fax: (604) 687-6737
AUDITORS' REPORT

To the Shareholders of Atna Resources Ltd.

We have audited the consolidated balance sheets of Atna Resources Ltd. as at December 31, 2005 and 2004 and the consolidated statements of operations and deficit and cash flows for each of the years in the three-year period ended December 31, 2005. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards (“GAAS”) in Canada and the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2005 and 2004 and the results of its operations and cash flows for each of the years in the three-year period ended December 31, 2005 in conformity with Canadian generally accepted accounting principles.

“DeVisser Gray”

CHARTERED ACCOUNTANTS

Vancouver, British Columbia
March 21, 2006

COMMENTS BY AUDITORS FOR U.S. READERS ON CANADA - U.S. REPORTING CONFLICT

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by significant uncertainties and contingencies such as those referred to in note 1 to these financial statements. Although we conducted our audits in accordance with both Canadian GAAS and the standards of the PCAOB, our report to the shareholders dated March 21, 2006 is expressed in accordance with Canadian reporting standards which do not require a reference to such matters when the uncertainties are adequately disclosed in the financial statements.

“DeVisser Gray”

CHARTERED ACCOUNTANTS

Vancouver, British Columbia
March 21, 2006

ATNA RESOURCES LTD.
CONSOLIDATED BALANCE SHEETS
December 31
	2005	2004

ASSETS
CURRENT ASSETS
Cash and cash equivalents	$10,201,409	$2,942,691
Investments	5,623,470	3,654,764
Marketable securities (Note 3)	493,405	2,411,483
Accounts receivable	99,418	19,197
Prepaid expenses	59,968	22,714

	16,477,670	9,050,849

DEPOSITS FOR RECLAMATION (Note 4)	527,758	6,950

MINERAL PROPERTIES (Note 5)	16,652,809	5,134,894

EQUIPMENT	87,964	65,471

	$33,746,201	$14,258,164

LIABILITIES
CURRENT LIABILITIES
Accounts payable and accrued liabilities	$1,479,305	$971,188

ASSET RETIREMENT OBLIGATION (Note 4)	247,000	-

	1,726,305	971,188

SHAREHOLDERS’ EQUITY
SHARE CAPITAL (Note 6)	51,286,111	40,795,561

SPECIAL WARRANTS (Note 7)	8,736,833	-

CONTRIBUTED SURPLUS (Note 6(g))	860,566	151,193

DEFICIT	(28,863,614)	(27,659,778)

	32,019,896	13,286,976

	$33,746,201	$14,258,164

NATURE OF OPERATIONS (Note 1)
COMMITMENTS (Note 11)

SUBSEQUENT EVENTS (Note 15)

ON BEHALF OF THE BOARD:

“William J. Coulter”  “David H. Watkins”
William J. Coulter, Director David H. Watkins, Director

See accompanying notes to the financial statements

ATNA RESOURCES LTD.
CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
For the Years Ended December 31
	2005	2004	2003

EXPENSES
Investor relations	$403,138	$363,859	$176,922
Wages and benefits	232,593	202,546	139,464
Consultants fees	193,781	5,459	23,824
Office and miscellaneous	178,123	49,316	62,935
Stock-based compensation expense (Note 6(e))	148,866	94,770	94,576
Legal and audit	132,157	40,169	45,773
Exploration and business development	84,503	208,268	717,756
Rent and services	74,900	80,661	61,349
Insurance	18,109	1,956	2,479
Listing and transfer agent fees	45,241	42,086	35,156
Amortization	26,343	7,929	11,860
Severance payments	-	-	175,175
	(1,537,754)	(1,097,019)	(1,547,269)

OTHER INCOME (EXPENSES)

Investment and miscellaneous income	386,406	119,315	69,167
Foreign exchange gain (loss)	39,395	(7,306)	(99,488)
Loss on disposal of equipment	(1,207)	(2,206)	(5,614)
Gain on sale of marketable securities	411,877	45,858	38,492
Write down of marketable securities	(233,244)	-	(32,799)
Gain (loss) on sale of resource properties	-	(1,659,561)	4,586
Gain on sale of subsidiary	46,500	-	-
Resource properties written-off (Note 5)	(315,809)	(1,881,155)	(743)
VAT receivables written-off	-	(40,537)	(191,267)

LOSS FOR THE YEAR	(1,203,836)	(4,522,611)	(1,764,935)

DEFICIT, BEGINNING OF YEAR	(27,659,778)	(23,137,167)	(21,372,232)

DEFICIT, END OF YEAR	$(28,863,614)	$(27,659,778)	$(23,137,167)

BASIC AND DILUTED LOSS PER SHARE	$(0.03)	$(0.14)	$(0.08)

WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING	44,785,582	31,156,922	22,323,260

See accompanying notes to the financial statements

ATNA RESOURCES LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the Years Ended December 31
	2005	2004	2003

CASH PROVIDED BY (USED FOR):

OPERATING ACTIVITIES
Loss for the year	$(1,203,836)	$(4,522,611)	$(1,764,935)
Less: non-cash items
Amortization	26,343	7,929	11,860
Loss on disposition of asset	1,207	2,206	5,614
Marketable securities written-down	233,244	-	32,799
Net loss (gain) on sales of marketable securities	(411,877)	(45,858)	(38,492)
Loss (gain) on sales of resource properties	-	1,659,561	(4,586)
Resource properties written-off	315,809	1,881,155	743
Shares issued in settlement of severance obligations	-	-	175,175
Stock-based compensation expense	148,866	94,770	94,576
VAT receivable written-off	-	-	191,267
	(890,244)	(922,848)	(1,295,979)

Net change in non-cash working capital items
Investments	(1,968,706)	(3,654,764)	-
Accounts receivable	(80,221)	(7,022)	47,542
Accounts payable	(439,107)	605,971	(287,552)
Prepaid expenses	(37,254)	(14,721)	19,680
VAT receivable	-	-	(9,950)
	(3,415,532)	(3,993,384)	(1,526,259)

FINANCING ACTIVITIES
Shares issued for cash, net of issue costs	10,550,526	4,216,718	2,198,517
Special warrants issued for cash, net of issue costs	9,237,364	-	-
	19,787,890	4,216,718	2,198,517

INVESTING ACTIVITIES
Acquisition of resource properties	(235,139)	(618,513)	(239,426)
Exploration and development	(10,934,512)	(2,815,617)	(455,489)
Option payments received	190,850	152,427	-
Exploration recoveries and operating fees	77,314	207,747	-
Net (purchases) proceeds of equipment	(59,722)	(55,444)	2,725
Purchase of marketable securities	-	-	(39,375)
Proceeds from disposal of marketable securities	2,368,377	163,950	63,353
Proceeds from sales of resource properties	-	2,000,000	-
Reclamation bond	(520,808)	(6,950)	-
	(9,113,640)	(972,400)	(668,212)

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS ANDEQUIVALENTS	7,258,718	(749,066)	4,046

CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	2,942,691	3,691,757	3,687,711

CASH AND CASH EQUIVALENTS, END OF YEAR	$10,201,409	$2,942,691	$3,691,757

Supplemental disclosure with respect to cash flows (Note 8)

See accompanying notes to the financial statements

1. NATURE OF OPERATIONS

The Company is incorporated in British Columbia and involved in the acquisition of resource properties that are considered sites of potential economic mineralization, and is currently engaged in the exploration of these properties. Certain of the Company’s properties contain defined mineral resources that cannot be considered economic until a commercial feasibility study is carried out. The ability of the Company to realize the costs it has incurred to date on these properties is dependent upon it being able to develop a commercial ore body, to finance the required exploration and development costs and to acquire environmental, regulatory, and other such permits as may be required for the successful development of the property.

2. SIGNIFICANT ACCOUNTING POLICIES

(a) Basis of Presentation

These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries: Atna Resources Inc., incorporated in the State of Nevada, U.S.A.; Minera Atna Chile Limitada, incorporated in Chile; and Atna Cayman Ltd., incorporated in Cayman Islands. Atna Cayman Ltd. was wound up during 2004 and Minera Atna Chile was sold during 2005. The financial statements are prepared in accordance with Canadian generally accepted accounting principles (“GAAP”), which differ from U.S. GAAP as described in Note 13.

(b) Use of Estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant areas requiring the use of management estimates relate to the determination of environmental and site reclamation obligations, impairment of property and equipment and rates for amortization. Actual results could differ from those estimates.

(c)  Fair value of financial instruments

(i) Fair value

The carrying values of cash and cash equivalents, investments, amounts receivables, and accounts payable and accrued liabilities approximate their fair values due to the short terms to maturity of the instruments.

(ii) Interest rate risk

The Company is not exposed to significant interest rate risk due to the short-term maturity of its monetary current assets and current liabilities.

(iii) Credit risk

The Company is not exposed to significant credit risk on its financial assets due to cash, cash equivalents and investments being placed with major financial institutions and amounts receivable due from government agencies.

ATNA RESOURCES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the Years Ended December 31, 2005 and 2004

2. SIGNIFICANT ACCOUNTING POLICIES (Continued)

(c) Fair value of financial instruments (Continued)

(iv) Currency risk

The Company is exposed to foreign currency fluctuations to the extent certain expenditures incurred are not denominated in Canadian dollars. As at December 31, 2005, cash included approximately $627,125 (2004 - $676,444) denominated in US Dollars.

(d) Cash and Investments

Cash equivalents consist of temporary investments in commercial paper and money market deposits that are highly liquid and readily convertible to known amounts of cash. All cash equivalents are carried at their current market values, with any adjustments from cost recorded with interest income. Cash equivalents are inclusive of accrued interest amounts on securities that bear coupon interest, as receipt of these amounts is also considered to be certain and measurable. Investments are represented by holdings of trust units of pooled income and equity funds that are readily convertible to cash and are carried at the lower of cost or current market value.

(e) Resource Properties

The Company capitalizes all costs related to investments in mineral property interests on a property-by-property basis. Such costs include mineral property acquisition costs and exploration and development expenditures, net of any recoveries. Costs are deferred until the extent of mineralization has been determined and economic feasibility can be established, and then depleted on a systematic and rational basis if the property achieves commercial production, or written off if the property is proven to be uneconomic, management elects to cease exploration work or if the Company’s rights to acquire the applicable mineral claims are allowed to lapse or are abandoned. The amounts shown for acquisition costs and deferred exploration expenditures represent costs incurred to date and do not necessarily reflect present or future values.

All deferred mineral property expenditures are reviewed, on a property-by-property basis, to consider whether there are any conditions that may indicate impairment. When the carrying value of a property exceeds its net recoverable amount that may be estimated by quantifiable evidence of an economic geological resource or reserve, or the Company’s assessment of its ability to sell the property for an amount exceeding the deferred costs, provision is made for the impairment in value.

From time to time, the Company may acquire or dispose of a mineral property interest pursuant to the terms of an option agreement. As such options are typically exercisable entirely at the discretion of the optionee, the amounts payable or receivable are recorded as property costs or recoveries when the payments are made or received. The Company may also periodically receive grants or assistance pursuant to various Canadian government programs. These amounts are recorded as recoveries against the capitalized cost of the property or properties to which they relate. When the amount of recoveries exceeds the total amount of capitalized costs of the property, the amount in excess of costs is credited to income.

Although the Company has taken steps to verify the title to mineral properties in which it has an interest, in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee the Company’s title. Property title may be subject to unregistered prior agreements or transfers and title may be affected by undetected defects.

2. SIGNIFICANT ACCOUNTING POLICIES (Continued)

(f) Equipment

Equipment is recorded at cost and amortized over its estimated useful economic life on a declining balance basis at annual rates of 30% and 20%, respectively, for computer and office equipment; on a straight-line basis over three years for exploration equipment.

(g) Asset Retirement Obligations

The Company follows the recommendations of the Canadian Institute of Chartered Accountants in accounting for asset retirement obligations. The standard requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred or acquired. Also, when a liability is initially recorded, a corresponding increase to the carrying amount of the related asset is recorded. The liability is increased over time (accreted) by the discount factor that was applied in the initial measurement of fair value and the asset is amortized over the estimated life of the related asset. The amount of the liability will be subject to re-measurement at each reporting period.

(h) Impairment of Long-Lived Assets

Long-lived assets are assessed for impairment when events and circumstances warrant. The carrying value of a long-lived asset is impaired when the carrying amount exceeds the estimated undiscounted net cash flow from use and fair value. In that event, the amount by which the carrying value of an impaired long-lived asset exceeds its fair value is charged to earnings.

(i) Stock-Based Compensation

The Company accounts for stock-based compensation in accordance with the recommendations of the Canadian Institute of Chartered Accountants’ (“CICA”) Handbook Section 3870, “Stock-Based Compensation and Other Stock-Based Payments” (“CICA 3870”). CICA 3870 establishes standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services. The Company recognizes all stock-based awards made to consultants, employees and directors using the fair value based method applying the Black-Scholes option pricing model.

(j) Income Taxes

The Company accounts for potential future tax assets and liabilities by recognizing the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Future tax assets and liabilities are measured using the tax rates that are expected to apply to taxable income in the years in which those temporary differences are expected to be settled. The effect on future tax assets and liabilities of a change in tax rates is recognized as income in the period that includes the date of the change. When the future realization of income tax assets does not meet the test of being more likely than not to occur, a valuation allowance in the amount of the potential future benefit is taken and no net future tax asset is recognized. Such an allowance currently applies fully to all of the Company’s potential income tax assets.

ATNA RESOURCES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the Years Ended December 31, 2005 and 2004

2. SIGNIFICANT ACCOUNTING POLICIES (Continued)

(k) Foreign Currency Translation

The Company translates its foreign operations on the following basis: monetary assets and liabilities are translated at the rate of exchange in effect as at the balance sheet date and non-monetary assets and liabilities are translated at their applicable historical rates. Revenues and expenses are translated at the average rates prevailing for the year, except for amortization that is translated at the historical rates associated with the assets being amortized.

Foreign exchange gains and losses from the translation of foreign operations are recognized in the current period.

(l) Share Capital

Common shares issued for non-monetary consideration are recorded at their fair market value, based either upon the trading price of the Company’s shares on the Toronto Stock Exchange (“TSX”) on the date of the agreement to issue the shares or the average closing price of the last ten trading days of the Company’s shares on the TSX prior to the date of issue. Costs incurred to issue common shares are deducted from share capital.

(m) Loss Per Share

Basic loss per share is calculated based on the weighted average number of common shares outstanding during the period. The Company uses the treasury stock method for calculating diluted earnings per share. However, diluted loss per share has not been presented as the potential exercise of options and warrants outstanding would have the effect of reducing the loss per share. Therefore, basic and diluted loss per share is the same.

3. MARKETABLE SECURITIES

Marketable securities are carried at the lower of cost or quoted market value. When market value is below cost any unrealized loss is charged to income.

During the year, marketable securities were written down by $233,244 (2004 - Nil) to a carrying value of $493,405 (2004 - $2,411,483).

ATNA RESOURCES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the Years Ended December 31, 2005 and 2004

3. MARKETABLE SECURITIES (Continued)

At December 31, 2005, the Company held marketable securities as follows:

		December 31, 2005		December 31, 2004
	Number of	Carrying	Market	Carrying	Market
Company	Shares	Amount	Value	Amount	Value

Apolo Gold & Energy Inc.	100,000	$8,000	$9,000	$-	$-
Doublestar Resources	100,000	19,000	19,500	22,000	25,500
Grandcru Resources Corp.	300,000	40,500	52,500	75,000	69,000
Novicourt Inc.	-	-	-	26,200	37,800
Pacific Ridge Exploration Ltd.	100,000	6,000	6,000	10,000	10,500
Pacifica Resources Ltd.	872,393	157,031	157,031	193,221	222,460
Prospector Consolidated Resources	300,000	13,500	13,500	36,000	52,500
Sage Gold Inc.	500,000	45,000	70,000	-	-
Silver Quest Resources Ltd.	12,500	4,375	4,750	-	-
Southern Rio Resources	-	-	-	9,375	6,875
Yukon Gold Corporation Inc.	266,666	199,999	239,999	80,000	80,000
Yukon Zinc Corp.	-	-	-	1,959,687	2,844,000
		$493,405	$572,280	$2,411,483	$3,348,635

The Company holds share purchase warrants of Yukon Zinc Corp. to acquire up to 5,000,000 common shares at $0.32 per share on or before June 16, 2006. Refer to note 15.

4. DEPOSITS FOR RECLAMATION

The Company has posted environmental reclamation bonds in the amount of $527,758 (US$452,000) (2004 - Cdn$6,950) with the Division of Environmental Protection, State of Nevada and the United States Department of the Interior to cover the estimated closure and reclamation costs of the Pinson Property.

At December 31, 2005 the Company has recorded $247,000 as an estimated asset retirement relating to the current amount of reclamation required based on exploration and development conducted to date at the Pinson property.

ATNA RESOURCES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the Years Ended December 31, 2005 and 2004

5. MINERAL PROPERTIES

At December 31, 2005 and 2004, the Company incurred expenditures on its mineral properties as follows:

	Pinson	Jarbidge	Beowawe	Clover	US		Canada/
	NV	NV	NV	NV	Other	Chile	Yukon	Total
Balance at
December 31, 2004	$ 2,366,046	$ 596,183	$ 242,605	$ 53,207	$ 718,524	$ 123,704	$ 1,034,625	$ 5,134,894
Additions during the period:
Acquisition	20,485	12,085	87,013	60,425	51,650	-	3,481	235,139

Exploration and development:
Professional Fees and Wages	-	26,778	1,825	3,299	429	-	-	32,331
Property and Development	10,637	43,449	17,711	17,269	15,205	-	-	104,271
Drilling	487,790	-	1,450	-	-	-	-	489,240
Geology	140,568	18,316	6,934	15,498	-	-	-	181,316
Environment	-	203	-	-	-	-	-	203
Permitting	24,945	16,238	-	-	-	-	-	41,183
Field Office	-	8,623	-	-	-	-	-	8,623
Travel and Transportation	-	-	-	1,316	-	-	-	1,316
Engineering	134,887	-	-	-	-	-	-	134,887
Geochemistry	28	-	-	-	-	-	-	28
Resource Estimation	23,730	-	-	-	-	-	-	23,730
Reserve Definition	2,617,696	-	-	-	-	-	-	2,617,696
Drilling Support	413,089	-	-	-	-	-	-	413,089
Surface Drilling	1,713,150	-	-	-	-	-	-	1,713,150
Surface Infrastructure	1,557,929	-	-	-	-	-	-	1,557,929
Underground Infrastructure	3,589	-	-	-	-	-	-	3,589
Production Setup	956,985	-	-	-	-	-	-	956,985
Test Mining	433,598	-	-	-	-	-	-	433,598
Dewatering	1,245,649	-	-	-	-	-	-	1,245,649
Admin/Indirect Costs	1,922,923	-	-	-	-	-	-	1,922,923
Depreciation	9,679	-	-	-	-	-	-	9,679
	11,696,872	113,607	27,920	37,382	15,634	-	-	11,891,415
Additions during period	11,717,357	125,692	114,933	97,807	67,284	-	3,481	12,126,554

Asset retirement obligation	247,000	-	-	-	-	-	-	247,000
Cost Recoveries	-	-	(50,576)	(16,617)	(10,121)	-	-	(77,314)
Option Payments	-	-	(68,425)	(60,425)	(45,000)	-	(288,666)	(462,516)
Write-Offs	-	-	-	-	-	(76,228)	(239,581)	(315,809)
Balance at
December 31, 2005	$14,330,403	$ 721,875	$ 238,537	$ 73,972	$ 730,687	$ 47,476	$ 509,859	$16,652,809

5. MINERAL PROPERTIES (Continued)

	Pinson	Jarbidge	Beowawe	Clover	US		Canada/
	NV	NV	NV	NV	Other	Chile	Yukon	Total
Balance at
December 31, 2003	$ -	$ 44,646	$ 286,317	$ 67,333	$ 849,829	$ 119,395	$ 8,369,040	$ 9,736,560
Additions during the period:
Acquisition	224,286	144,180	92,554	52,052	64,732	19,482	80,000	677,286

Exploration and development:
Professional Fees and Wages	480,523	257,872	28,432	7,473	25,194	4,827	-	804,321
Drilling	1,389,887	-	49,254	-	-	-	-	1,439,141
Geology	-	4,215	8	-	849	-	114,625	119,697
Field Office	42,837	6,823	4,938	261	2,130	-	-	56,989
Camp, equipment and supplies	116,176	30,376	6,382	-	2,449	-	-	155,383
Travel and Transportation	14,149	19,345	1,680	1,088	1,443	-	-	37,705
Geochemistry	88,240	88,726	2,050	-	5,669	-	-	184,685
Physical work	9,948	-	5,518	-	-	-	-	15,466
	2,141,760	407,357	98,262	8,822	37,734	4,827	114,625	2,813,387
Additions during period	2,366,046	551,537	190,816	60,874	102,466	24,309	194,625	3,490,673

Cost Recoveries	-	-	(170,523)	-	-	-	-	(170,523)
Management Fees	-	-	(25,578)	-	-	-	-	(25,578)
Option Payments	-	-	(38,427)	(75,000)	(41,096)	(20,000)	(210,000)	(384,523)
Dispositions	-	-	-	-	-	-	(5,630,560)	(5,630,560)
Write-offs	-	-	-	-	(192,675)	-	(1,688,480)	(1,881,155)
Balance at
December 31, 2004	$2,366,046	$ 596,183	$ 242,605	$ 53,207	$ 718,524	$ 123,704	$ 1,034,625	$ 5,134,894

(a) United States

(i) Pinson Property, Nevada

The Company entered an Exploration Agreement (“the agreement”), effective August 12, 2004, with Pinson Mining Company (“Pinson”), a controlled subsidiary of Barrick Gold Corporation, wherein the Company may acquire up to 100% interest in the Pinson Mine Property, Humboldt County, Nevada. Pursuant to the terms of the agreement, the Company may acquire a 70% interest in the Pinson Property by spending US$12 million over four years with a commitment to spend US$1.5 million (incurred) in the first year. Upon the Company acquiring a 70% interest and delivering a preliminary feasibility study, Pinson may elect to back-in to reacquire a 70% interest by spending an additional US$30 million on the project over a 3-year period, form a 70:30 joint venture with the Company; or sell its remaining 30% interest to the Company for US$15 million.

The property is subject to net smelter return (“NSR”) royalties varying from 3.5% to 7.5% on various claim groups within the property.

(ii) Triple Junction and Dixie Fork Properties, Nevada

The Company acquired a 100% interest, subject to a 3% NSR royalty (uncapped), in the 36 ‘Triple Junction’ lode claims and the 31 ‘Dixie Fork’ lode claims located in Elko county, Nevada, by paying US$35,000 in cash and issuing 100,000 common shares.

ATNA RESOURCES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the Years Ended December 31, 2005 and 2004

5. MINERAL PROPERTIES (Continued)

(a) United States (Continued)

(ii) Triple Junction and Dixie Fork Properties, Nevada (Continued)

In an agreement dated September 7, 2004, the Company granted an option to Sage Gold Inc. (“Sage”) to earn up to a 70% interest in the Company’s Triple Junction/Dixie Fork gold project. Sage may earn a 55% interest in the properties by drilling 10,000 feet before November 2007, and may then elect to form a joint venture with the Company, or to increase its interest to 70% before forming a joint venture, by funding and completing a bankable feasibility study.

(iii) Beowawe Properties, Nevada

During 2002, the Company obtained an option to acquire a 100% interest, subject to a 3% royalty on gold revenue less US$15 per realized ounce, in the 95 Beowawe lode claims located at the north end of the Carlin Gold District in Nevada. To exercise the option, the Company has to pay to the optionor an aggregate of US$80,000 (paid) in cash, allot and issue to the optionor up to 150,000 common shares in three separate tranches of 50,000 shares each (100,000 shares issued), and carry out a combined minimum 20,000 feet of exploratory drilling (7,140 feet drilled) on the Golden Cloud and/or Beowawe properties prior to November 6, 2005. In consideration of a payment of US$50,000, the remaining required drilling has been reduced to 6,000 feet on or before November 6, 2006. Following exercise of the option, the Company will have to make annual advance royalty payments of US$50,000 and US$75,000, respectively, for the first two years and US$100,000 each subsequent year until the commencement of commercial production. A finder’s fee is payable to a third party, equal to 5% of the first US$500,000 expenditures and payments made by the Company during the first two years of the agreement, and 3% of all expenditures and payments that are in excess of US$500,000 during the first two years of the agreement. The finder’s fee is capped at US$500,000.

In an agreement dated March 26, 2003, the Company obtained an option to acquire a 100% interest in 40 acres of fee land adjacent to the main Beowawe claim group, subject to a 3% royalty on gold revenue which can be purchased for US$250,000 or 700 ounces of gold, whichever is greater, per percentage point. To exercise the option, the Company has to pay to the Optionor an aggregate of US$42,500 (US$42,500 paid) in cash prior to December 1, 2006 and an annual minimum royalty of US$5,000 thereafter.

In a separate agreement dated June 5, 2003, the Company obtained an exclusive lease and option to acquire a 100% interest in an additional 40 acres of fee land adjacent to the main Beowawe claim group, subject to a 1% NSR royalty. The lease agreement requires the Company to pay advance royalties of US$500 (paid) on signing the agreement, US$1,000 (paid) prior to June 2004 and US$2,000 each subsequent year until the commencement of commercial production. The Company has the right to buy a 100% interest in the property, including surface and mineral rights, at any time for US$250,000.

ATNA RESOURCES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the Years Ended December 31, 2005 and 2004

5. MINERAL PROPERTIES (Continued)

(a) United States (Continued)

(iii) Beowawe Properties, Nevada (Continued)

Pursuant to an agreement dated September 21, 2005, the Company granted an option to Apolo Gold and Energy Inc. (“Apolo”) to acquire a 55% interest in the property by completing the following:

-	Issuance to the Company of 100,000 common shares of Apolo on execution of the agreement (received);
-	Issuance to the Company of 50,000 common shares or payment of US$50,000 of Apolo on the first anniversary of the agreement (US$50,000 received);
-	Incurring exploration expenditures on the property of US$1,700,000 over a four year period.

(iv) Clover Property, Nevada

In an agreement dated March 11, 2003, the Company obtained an option to acquire a 100% interest in 22 claims known as the Clover property, subject to a 3% NSR royalty, which can be purchased for US$1,000,000 per percentage point. Terms of the agreement include cumulative total payments to the vendor of US$305,000 (US$80,000 paid) prior to March 11, 2010. The Clover property is subject to a Finder’s Agreement dated February 10, 2003, amended April 22, 2003, whereby the Company agreed to pay a finder’s fee of US$5,000 (paid) upon execution of the acquisition agreement, and US$10,000 (paid) and US$20,000, respectively, for the first two years after the agreement and US$30,000 on each subsequent anniversary until the commencement of commercial production (US$20,000 paid). The Finder’s fee is capped at a maximum of US$500,000.

The Company granted certain options on the Clover property and received US$50,000 in option payments; these options were terminated subsequent to the year end.

(v) Jarbidge Properties, Nevada

By an agreement dated December 5, 2003 the Company obtained an option to acquire a 100% interest in the 127 Jarbidge claims located in Elko County, Nevada by paying a total of US$600,000 (US$35,000 paid) to the optionor by December 5, 2009 and incurring aggregate exploration expenditures of US$300,000 in stages by December 5, 2006. The property is subject to NSR royalities ranging from 1.5-2.5%.

On December 15, 2004, the Company signed a separate lease agreement and option to acquire 10 unpatented mining claims, subject to a 2.5% production royalty, adjacent to the Jarbidge claims. The Company must make lease payments totalling US$19,800 in stages to December 14, 2007 (US $4,200 paid) and annual payments of US$9,000 each year thereafter. The Company may purchase the property and the production royalty at any time for US$375,000.

ATNA RESOURCES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the Years Ended December 31, 2005 and 2004

5. MINERAL PROPERTIES (Continued)

(a) United States (Continued)

(v) Jarbidge Properties, Nevada (Continued)

In an agreement dated February 4, 2005, the Company obtained a mining lease with an option for the partial purchase of a royalty on eight (8) patented mining claims adjacent to the main Jarbidge claim group, subject to a 5% production royalty. Fifty percent (50%) of the production royalty may be purchased for US$2 million. The lease requires annual payments to the lessor by the Company totalling US$117,500 over the first eight (8) years of the agreement (an initial payment of US$5,000 was paid upon signing on February 4, 2005 and US$5,000 was paid during 2005). Thereafter, an annual minimum royalty of US$25,000 is payable on or before the anniversary date of the agreement.

In an agreement dated February 4, 2005, the Company obtained an option to acquire a 100% interest in six unpatented federal lode claims adjacent to the main Jarbidge claim group, subject to a 1.5% to 3.0% production royalty which varies with the price of gold sold. To exercise the option, the Company will pay to the Optionor an aggregate of US$19,500 during the first four years of the agreement (US $1,500 was paid upon signing on February 4, 2005). Thereafter, an annual advance royalty payment of US$6,000 is due on or before the anniversary date of the agreement until a total of US$500,000 is received by the owner.

(vi) Searchlight Property, Nevada

In an agreement dated January 17, 2004, the Company purchased a 100% interest on the Searchlight property by the issuance of 30,000 common shares.

(vii) Lone Pine Property, Arizona

The Company purchased a 100% interest in the three potential claims, subject to a 2% NSR royalty granted as a finder’s fee (capped at US$2,000,000), comprising the ‘Lone Pine’ property by making a cash payment of US$100,000.

(b) Canada

(i) Wolverine Property, Yukon

The Company had a 40% joint venture interest in the Wolverine property with Yukon Zinc Corporation (“YZC”) (formerly Expatriate Resources Ltd.) as the property operator and owner of the remaining 60% interest.

During the year ended December 31, 2004 the Company sold its interest to YZC for $2,000,000 cash and 10,000,000 units of YZC valued at $2,271,000. Each unit consisted of one common share and one half of a share purchase warrant; each whole warrant is exercisable to purchase one common share of YZC for a price of $0.32 for two years. The disposition resulted in a loss of $1,659,561; however, the Company maintains an NSR royalty of 4-10% indexed to the price of silver.

(ii) Wolf Property, Yukon

The Company holds a 65.6% interest in 18 mineral claims; due to a lack of recent exploration work conducted on the claims, at December 31, 2004 the Company wrote its interest in the Wolf property down to a nominal amount.

5. MINERAL PROPERTIES (Continued)

(b) Canada (Continued)

(iii) Marg Property, Yukon

The Company purchased a 2/3 joint venture interest in the Marg property by making a cash payment of $250,000. Cameco Corporation was the owner of the remaining 1/3 interest.

During 2004, the Company purchased Cameco’s stake in the Marg joint venture by making a cash payment of $80,000. On November 25, 2004, the Company entered into an option agreement with another party whereby that party can earn a 100% interest in the Marg Property by making total cash payments of $600,000 ($200,000 received) and issuing 400,000 common shares (266,666 shares received) to the Company on or before December 8, 2007.

(iv) Ecstall Property, British Columbia

The Company has a 100% interest in 23 Crown Granted Mineral claims (21 claims with mining rights and two claims with surface rights), subject to a 3% (reducible to 2.5%) NSR royalty.

(v) White Bull Property, British Columbia

The Company holds a 100% interest in 24 mineral claim units.

(c) Chile

(i) Celeste Property

The Company holds a 100% interest in the Celeste property, subject to a 2% NSR royalty. A land-use fee of US$50 per hectare of surface, payable if the land is used for waste dump, fill leaching or ancillary mining facilities, also applies.

(ii) Cachinal Property

The Company entered into an option agreement with Valencia Ventures (“Valencia”) wherein Valencia may earn up to 70% interest in the Company’s Cachinal de la Sierra property in Chile by making cash payments totaling CDN$95,000 (CDN$20,000 received) and spending CDN$1,500,000 within three years. During the year ended December 31, 2005, the property was written down to a nominal value.

(d) Realization of assets

The investment in and expenditures on resource properties comprise a significant portion of the Company’s assets. Realization of the Company’s investment in these assets is dependent upon the establishment of legal ownership, the attainment of successful production from the properties or from the proceeds of their disposal.

Resource exploration and development is highly speculative and involves inherent risks. While the rewards if an ore body is discovered can be substantial, few properties that are explored are ultimately developed into producing mines. There can be no assurance that current exploration programs will result in the discovery of economically viable quantities of ore.

5. MINERAL PROPERTIES (Continued)

(d) Realization of assets (Continued)

Environmental legislation is becoming increasingly stringent and costs and expenses of regulatory compliance are increasing. The impact of new and future environmental legislation on the Company’s operations may cause additional expenses and restrictions.

If the restrictions adversely affect the scope of exploration and development on the mineral properties, the potential for production on the property may be diminished or negated.

(e) Environmental Expenditures

The operations of the Company may in the future be affected from time to time to varying degrees by changes in environmental regulations, including those for future removal and site restoration costs. Both the likelihood of new regulations and their overall effect upon the Company vary greatly and are not predictable. The Company’s policy is to meet or, if possible, surpass standards set by relevant legislation, by application of technically proven and economically feasible measures.

Environmental expenditures that relate to ongoing environmental and reclamation programs are charged against earnings as incurred or capitalized and amortized depending on their future economic benefits. Estimated future removal and site restoration costs, when the ultimate liability is reasonably determinable, are charged against earnings over the estimated remaining life of the related business operation, net of expected recoveries

6. SHARE CAPITAL

(a) Authorized:

An unlimited number of common shares without par value
An unlimited number of preferred shares without par value

(b) Issued	No. of Shares	Amount
Balance as at December 31, 2003	30,194,667	$36,524,790

Issued for cash
Private placement, net of issue costs	7,280,000	3,648,758
Exercise of warrants	1,036,205	458,460
Exercise of options, for cash	410,000	109,500

Issued for other consideration
Exercise of options, for stock-based compensation	-	38,153
For mineral property	30,000	15,900

Balance as at December 31, 2004	38,950,872	40,795,561

Issued for cash
Private placement, net of issue costs (Note 6 (c)(i))	6,500,000	4,729,332
Private placement, net of issue costs (Note 6 (c)(ii))	500,000	398,775
Exercise of warrants	8,538,195	5,074,192
Exercise of options, for cash	940,000	243,225

Issued for other consideration
Exercise of options, for stock-based compensation	-	45,026
Balance as at December 31, 2005	55,429,067	$51,286,111

6. SHARE CAPITAL (Continued)

(c)	Private Placements

(i)
On August 3, 2005, the Company completed a brokered private placement for the issuance of 6,500,000 common shares at a price of $0.80 per share for gross proceeds of $5,200,000. The agents received a 6.5% cash commission of $338,000 and 520,000 agents’ warrants to acquire 520,000 shares of the Company at a price of $0.80 per share until August 3, 2006. The Company incurred cash share issuance costs in the amount of $20,000 and issued agents’ warrants valued at $105,003 (refer to Note 6(e)) in connection with the private placement.

(ii)
On August 11, 2005, the Company completed a non-brokered private placement for the issuance of 500,000 common shares at a price of $0.80 per common share for gross proceeds of $400,000. The Company incurred share issue costs of $1,225 in connection with the private placement.

(iii)
On August 3, 2005, the Company completed a brokered private placement for the issuance of 6,500,000 common shares at a price of $0.80 per share for gross proceeds of $5,200,000. The agents received a 6.5% cash commission of $338,000 and 520,000 agents’ warrants to acquire 520,000 shares of the Company at a price of $0.80 per share until August 3, 2006. The Company incurred cash share issuance costs in the amount of $20,000 and issued agents’ warrants valued at $105,003 (refer to Note 6(e)) in connection with the private placement.

(iv)
On August 11, 2005, the Company completed a non-brokered private placement for the issuance of 500,000 common shares at a price of $0.80 per common share for gross proceeds of $400,000. The Company incurred share issue costs of $1,225 in connection with the private placement.

(d)	Stock Options

Stock options to purchase common shares have been granted to directors, employees and consultants of the Company at exercise prices determined with reference to the market value on the date of the grant. Under the Company’s Stock Option Plan, approved by the shareholders on April 14, 2005, the Company may grant stock options for the purchase of up to 5,000,000 common shares. Vesting of stock options is made at the discretion of the Board of Directors at the time the options are granted. At December 31, 2005, the Company had stock options outstanding for the purchase of 2,065,000 common shares, with an average remaining contractual life of 1.59 years, of which 1,577,500 stock options were exercisable at December 31, 2005.

	Number of	Weighted Average
	Options	Exercise Price
Outstanding at December 31, 2003	1,680,000	$0.25

Exercised	(410,000)	0.27
Cancelled/expired	(50,000)	0.45
Granted	865,000	0.41

Outstanding at December 31, 2004	2,085,000	0.31

Exercised	(940,000)	0.26
Cancelled/expired	(50,000)	0.59
Granted	1,050,000	0.67

Outstanding at December 31, 2005	2,145,000	$0.52

The following summarizes the stock options outstanding at December 31, 2005:

Number of Shares	Exercise Price	Expiry Date
325,000	$0.250	June 16, 2006
350,000	0.500	January 9, 2007
350,000	0.325	April 20, 2007
40,000	0.450	July 5, 2007
200,000	0.590	February 8, 2008
775,000	0.700	April 18, 2008
25,000	0.700	May 31, 2008

2,065,000

6. SHARE CAPITAL (Continued)

(e) Stock Based Compensation

During the year ended December 31, 2005, the Company granted stock options to directors, officers and employees to acquire up to an aggregate of 1,050,000 common shares at exercise prices of $0.59 and $0.70 per share and the fair value of $148,866 has been recorded as an expense in these financial statements.

The fair value of stock options used to calculate compensation expense and the fair value of agents’ warrants is estimated using the Black-Scholes Option Pricing Model with the following weighted average assumptions at December 31, 2005:

	2005	2004

Risk-free interest rate	2.28%	2.50%
Expected dividend yield	-	-
Expected stock price volatility	50% to 65%	35%
Expected option life in years	1 to 3	3

Option pricing models require the input of highly subjective assumptions, particularly as to the expected price volatility of the stock. Changes in these assumptions can materially affect the fair value estimate and therefore it is management’s view that the existing models do not necessarily provide a single reliable measure of the fair value of the Company’s stock option grants.

(f) Warrants

At December 31, 2005, the Company had outstanding warrants to purchase an aggregate of 947,500 common shares as follows:

Exercise	Expiry	Outstanding				Outstanding
Price	Date	December 31, 2004	Issued	Exercised	Expired	December 31, 2005
$0.740	Sep 30, 2005	710,000	-	650,000	60,000	-
$0.450	Sep 30, 2005	2,783,715	-	2,783,715	-	-
$0.425	Sep 30, 2005	343,820	-	343,820	-	-
$0.450	Sep 30, 2005	309,910	-	298,660	11,250	-
$0.700	Dec 06, 2005	3,640,000	-	3,640,000	-	-
$0.600	Dec 06, 2005	728,000	-	728,000	-	-
$0.800	Aug 03, 2006	-	520,000	94,000	-	426,000
$1.550	Dec 16, 2006	-	521,500	-	-	521,500

		8,515,445	1,041,500	8,538,195	71,250	947,500

ATNA RESOURCES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the Years Ended December 31, 2005 and 2004

6. SHARE CAPITAL (Continued)

(g) Contributed Surplus

Amounts
Balance as at December 31, 2003	$94,576
Stock based compensation expense	94,770
Exercise of stock options	(38,153)
Balance as at December 31,2004	$151,193
Fair value of agents’ warrants	605,533
Stock-based compensation expense	148,866
Exercise of stock options	(45,026)
Balance as at December 31, 2005	$860,566

7. SPECIAL WARRANTS

The Company has issued special warrants pursuant to a brokered private placement for the issuance of 7,450,000 common shares at a price of $1.35 per share for proceeds of $8,736,833 after broker’s commission and other share issue costs, including 521,000 agents’ warrants exercisable at $1.55 for a one year period valued at $500,529 (refer to Note 6(e)). Each special warrant will convert to one common share upon qualification by a short form prospectus.

Subsequent to December 31, 2005, the prospectus received regulatory approval and shares were issued, see Note 14.

8. SUPPLEMENTARY CASH FLOW DISCLOSURES

Supplementary disclosure of non-cash financing activities:

	2005	2004	2003

Significant non-cash operating, investing and
financing activities:

Operating activities
Amortization recorded in deferred property costs	$9,679	$21,193	$7,747

Investing activities
Marketable securities received for option payments	$271,666	$201,000	$-
Marketable securities received for sale of property	-	2,271,000	22,500
	$271,666	$2,472,000	$22,500

Financing activities
Shares issued for property	$-	$15,900	$99,950
Share issued in settlement of severance obligation	-	-	175,175
Fair value of agents’ warrants issued	605,533	-	-
	$605,533	$15,900	$275,125

Other cash flow information

Interest received	$386,299	$119,315	$69,167

9. RELATED PARTY TRANSACTIONS

There were no related party transactions in 2005, 2004 or 2003.

10. SEGMENTED INFORMATION

The Company’s principal operating segment is in the mineral exploration industry with assets by geographical segment as follows:

	2005 2005	2004
Canada	$16,291,162	$9,426,839
Chile	47,476	128,074
United States	17,407,563	4,703,251
	$33,746,201	$14,258,164

11. COMMITMENT

The Company has a lease commitment for its office premises which expires June 30, 2010. The cost of the entire premises is shared amongst several companies in proportion to the area occupied. The Company’s proportionate share of annual rental payments under this arrangement is approximately $64,000.

12. INCOME TAXES

At December 31, 2005, the Company has non-capital losses carried forward for Canadian income tax purposes totaling approximately Cdn$4.8 million, expiring in various periods from 2006 to 2015, and resource and other tax pools available to reduce Canadian taxable income that aggregate approximately $15.8 million at December 31, 2005 (2004 - $13.6 million). The Company also has net operating loss carry forwards and resource deductions totaling approximately $12.4 million of U.S. income tax purposes which are currently being substantiated, and if not utilised to reduce U.S. taxable income in future periods, will expire in various periods through 2025.

The reconciliation of income tax provision computed at statutory rates to the reported income tax provision is as follows:

	2005	2004
	33.27%	35.30%

Income tax expense (benefit) computed at statutory rates	(467,003)	(1,490,720)
Temporary differences not recognized (recognized)	(127,396)	(882,121)
Non-deductible differences	176,749	501,172
Unrecognized (recognized) tax losses	417,650	1,871,669

Income tax (expense) benefit per financial statements	-	-

12. INCOME TAXES (Continued)

The significant components of the Company’s future income tax assets as at December 31, 2005 and 2004 are as follows:

	2005	2004

Future income tax assets
Losses carried forward, Canada	1,656,408	1,380,291
Losses carried forward, United States	3,725,881	956,999
Mineral properties	5,214,939	5,331,713
Equipment	57,952	56,414
Share issuance costs	443,457	74,081
	11,098,637	7,799,498

Valuation allowance	(11,098,637)	(7,799,498)

Future income taxes, net	-	-

13.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP)

Resource Property Costs

Under Canadian GAAP, mineral exploration expenditures may be deferred on prospective properties until such time as it is determined that further exploration is not warranted, at which time the property costs are written-off. Under U.S. GAAP, all exploration expenditures must be expensed until an independent feasibility study has determined that the property is capable of economic commercial production. The following items (a) to (d) provide a summary of the impact on the Company’s balance sheets and statements of operations and deficit that would result from the application of US accounting principles to resource property costs:
	2005	2004	2003

(a) Assets
Resource Properties
Resource properties following Canadian GAAP	$16,652,809	$5,134,894	$9,736,561
Less deferred exploration costs	(16,652,809)	(5,134,894)	(9,736,561)

Resource properties following U.S. GAAP	$-	$-	$-

(b) Operations
Net loss following Canadian GAAP	$(1,203,836)	$(4,522,611)	$(1,764,935)
Property costs expensed under U.S. GAAP - net	(11,833,724)	(2,910,049)	(784,698)
Deferred property costs written-off under Canadian GAAP
Canadian GAAP	315,809	1,881,155	743
Net proceeds received on sale of property	-	3,971,000	-
Loss on property sold under Canadian GAAP	-	1,659,561	-

Net income (loss) under U.S. GAAP	$(12,721,751)	$79,056	$(2,548,890)

13.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP) (Continued)

Resource Property Costs (Continued)

(c) Deficit
Closing deficit under Canadian GAAP	$(28,863,614)	$(27,659,778)	$(23,137,167)
Adjustment to deficit for exploration expenditures	(16,652,809)	(5,134,894)	(9,736,561)
of prior years written-off under U.S. GAAP

Closing deficit under U.S. GAAP	$(45,516,423)	$(32,794,672)	$(32,873,728)

(d) Earnings (loss) per share under U.S. GAAP
Earnings (loss) per share	$(0.28)	$0.01	$(0.11)

(e)  Stockholders’ Equity

(i) Accumulated Other Comprehensive Income

Under SFAS 130, the Company is now required to record certain gains and losses as a component of Stockholder’s Equity, with the current changes in the component balances comprising the balance sheet figure disclosed in a separate statement or in a financial statement note. The only item in the Company’s financial statements impacting Comprehensive Income is the unrealized gains on the Company’s marketable securities.

The following provides the continuity of Accumulated Other Comprehensive Income or Loss under US GAAP:

Accumulated Other Comprehensive Income - December 31, 2003	$18,650
Other Comprehensive Income - 2004	918,502
Accumulated Other Comprehensive Income - December 31, 2004	937,152
Other Comprehensive Income - 2005	78,875
Realized Proceeds included in previous years’ Comprehensive Income	(937,152)
Accumulated Other Comprehensive Income - December 31, 2005	$78,875

13.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP) (Continued)

(ii) Marketable Securities

Under Canadian GAAP, no write-down to market value is required if an investment is considered by management to be held for the long-term, unless there has been an other-than-temporary decline in the value of that investment. Under US SFAS 115, the investments held by the Company are considered to be “available for sale securities” and are required to be reported at fair value, with any unrealized holding gains and losses included in current Other Comprehensive Income, a component of Stockholders’ Equity.

The following provides a reconciliation to US GAAP of a pro-forma application of SFAS 115 to these financial statements:

	2005	2004
Investments under Canadian GAAP	$493,405	$2,411,483
Other Comprehensive Income under U.S. GAAP - 2003	18,650	18,650
Other Comprehensive Income under U.S. GAAP - 2004	918,502	918,502
Other Comprehensive Income under U.S. GAAP - 2005	78,875	-
Realized proceeds included in previous years’ Comprehensive Income under U.S. GAAP	(937,152)	-
Investments under US GAAP	$572,280	$3,348,635

14. CERTAIN COMPARATIVE FIGURES AND CORRECTION OF ERROR

Certain comparative figures have been reclassified to conform to the current year’s presentation, and have also been adjusted to increase accounts payable by $300,000, with an offsetting increase in the loss on sale of resource properties.

15. SUBSEQUENT EVENTS

In addition to items disclosed elsewhere in these notes, the following occurred during the period subsequent to December 31, 2005:

(a)	On January 30, 2006, the Company granted stock options to employees for the purchase of up to 890,000 common shares at a price of $2.01 per share to January 30, 2009.

(b) On February 2, 2006, the Company completed a special warrant brokered private placement of 7,450,000 common shares at a price of $1.35 per share for gross proceeds of $10,057,500. An aggregate of 521,500 Agents’ Warrants to purchase up to 521,500 common shares at a price of $1.55 per share for a period of one year were granted to agents of the financing. Fees totalling $653,737 and other share issue costs of approximate $185,000 were paid in connection with the financing.

(c)
On February 8, 2006 and February 21, 2006, the Company exercised an aggregate of 5,000,000 share purchase warrants of Yukon Zinc Corp. at a price of $0.32 per share and received 5,000,000 shares of Yukon Zinc Corp and 460,000 shares of Pacifica Resources Ltd. The Company sold 4,700,000 shares of Yukon Zinc Corp. and 441,964 shares of Pacifica Resources Ltd. for net proceeds of $1,573,634.

15. SUBSEQUENT EVENTS (Continued)

(d) Subsequent to December 31, 2005, the Company issued 280,000 common shares for proceeds of $75,625 pursuant to the exercise of stock options and 399,570 common shares for proceeds of $340,079 pursuant to the exercise of warrants.